SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

Until November 8, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X ) Management	( ) Fiscal Council			( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total
ADR (*)	Common				35,505	0.0020	0.0011
ADR (*)	Preferred				1,714,382	0.1247	0.0547
Shares	Common				504,679	0.0287	0.0161
Shares	Preferred				3,062,301	0.2227	0.0978

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Preferred	Itaú Corretora	Sell	04	25	83.15	2,078.75
Shares	Preferred	Itaú Corretora	Sell	04	5	83.17	415.85
Shares	Preferred	Itaú Corretora	Sell	04	200	83.18	16,636.00
			Total Sell		230	19,130.60

Final Balance (**)

Securities / Derivatives	Securities Characteristics (2)				Quantity	%
						Same Class and Type	Total

(1) When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)  Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(*) Each ADR is equivalent to 1 (one) share.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Company ADR. On October 30, 2013, CVM granted Ambev’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on November 11, 2013. The shares issued by the Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA on November 8, 2013. As of November 11, 2013, the stock participation informed as “Initial Balance”, adjusted according the five Ambev S.A. shares for each Companhia de Bebidas share ratio and eventual transactions carried out until November 8, 2013, began to be held with regards to Ambev and informed in the applicable form presented by Ambev.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

Until November 8, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,603,039,603	91.2115	51.1779
Shares	Preferred		640,901,610	46.6182	20.4611

Final Balance (**)

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Company ADR. On October 30, 2013, CVM granted Ambev’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on November 11, 2013. The shares issued by the Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA on November 8, 2013. As of November 11, 2013, the stock participation informed as “Initial Balance”, adjusted according the five Ambev S.A. shares for each Companhia de Bebidas share ratio and eventual transactions carried out until November 8, 2013, began to be held with regards to Ambev and informed in the applicable form presented by Ambev.

CONSOLIDATED FORM

Management and Related Persons’ Transactions of Securities Issued by the Company

Article 11 - CVM Instruction # 358/2002

Until November 8, 2013 the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and related persons	( ) Board of Directors	( ) Management	( X ) Fiscal Council	( ) Technical and Consulting Committees

Initial Balance

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		1,365	0.0001	0.0000

Final Balance (**)

Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total

(1)     When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)     Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)     Quantity multiplied by price.

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc.

(**) On July 30, 2013, the shareholders of Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”) approved the merger into Ambev S.A. of all the outstanding shares issued by Companhia de Bebidas and not held by Ambev S.A. (“Stock Swap Merger”). As a result of the Stock Swap Merger, the Companhia de Bebidas shareholders received five Ambev S.A. common shares in exchange for each Companhia de Bebidas common or preferred share, and holders of ADRs representing common or preferred shares of the Companhia de Bebidas, received five Ambev S.A. ADRs in exchange for each Company ADR. On October 30, 2013, CVM granted Ambev’s registration as a public-held company and its shares and ADRs began to be traded, respectively, in the BM&FBOVESPA and in the NYSE on November 11, 2013. The shares issued by the Companhia de Bebidas have no longer been traded on the traditional segment of BM&FBOVESPA on November 8, 2013. As of November 11, 2013, the stock participation informed as “Initial Balance”, adjusted according the five Ambev S.A. shares for each Companhia de Bebidas share ratio and eventual transactions carried out until November 8, 2013, began to be held with regards to Ambev and informed in the applicable form presented by Ambev.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer